UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 21, 2015, Husky Energy Inc. issued a press release announcing the commencement of commercial steam operations at the Rush Lake heavy oil thermal project in Saskatchewan. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-191849) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

Date: May 21, 2015	By:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Begins Steam Operations at Rush Lake

Calgary, Alberta (May 21, 2015) – Husky Energy has started commercial steam operations at the 10,000 barrels per day (bbls/day) Rush Lake heavy oil thermal project in Saskatchewan, approximately eight weeks ahead of schedule. Like the Company’s other thermal projects, Rush Lake is expected to ramp up to full production in a short time period.

“Rush Lake is the latest in a series of long life, low sustaining capital thermal projects we are advancing in our heavy oil business,” said CEO Asim Ghosh. “Five years ago, we had two heavy oil thermal projects in production and by the end of 2016, we will have ten projects onstream.”

Current production from thermal projects is approximately 44,000 bbls/day. Including Rush Lake, heavy oil thermal production is expected to add another 34,500 bbls/day over the next 18 months.

•	The 10,000 bbls/day Edam East project is scheduled to come onstream in the third quarter of 2016.
•	The 3,500 bbls/day Edam West thermal development has been reconfigured to a capacity of 4,500 bbls/day and is set to begin production in the fourth quarter of 2016.
•	The 10,000 bbls/day Vawn project is expected to start up in the fourth quarter of 2016.

The projects build on the Company’s strong track record of using proven thermal technologies and modular, repeatable construction templates to access heavy oil deposits in the Lloydminster region. With low operating costs, good netbacks and low execution risk, these projects offer good returns even in a low price environment.

The Company’s producing and planned suite of thermal projects include:

•	Pikes Peak (1984)
•	Bolney/Celtic (1996)
•	Paradise Hill (2012)
•	Pikes Peak South (2012)
•	Rush Lake pilot (2012)
•	Sandall (2014)
•	Rush Lake (2015)
•	Edam East (2016)
•	Edam West (2016)
•	Vawn (2016)

Additional projects are under evaluation over the medium and long term. The Company’s growing heavy oil thermal business is further supported through its integrated Downstream business.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: anticipated net peak daily production from the Company’s Rush Lake heavy oil thermal project; estimated number of thermal projects onstream by the end of 2016; expected thermal production growth over the next 18 months; and anticipated timing of first production from, and forecast net peak daily production from, the Company’s Edam East, Edam West and Vawn heavy oil thermal projects.

There are numerous uncertainties inherent in projecting future rates of production. The total amount or timing of actual future production may vary from production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2014 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.